Exhibit (a)(6)


FOR IMMEDIATE RELEASE
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Contact:          The Herman Group, Inc.
                  800-243-6107
                  Attention: Sherri Herman


                    LEHIGH TAX CREDIT PARTNERS EXTENDS OFFER


         NEW YORK, NEW YORK (June 30, 1997) -- LEHIGH TAX CREDIT PARTNERS L.L.C. has announced that its offer to purchase Beneficial Assignment Certificates ("BACs") of Independence Tax Credit Plus L.P. (the "Partnership") for $730 per BAC has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on July 25, 1997. As of the close of business on June 27, 1997, 5,250.5 BACs had been tendered to Lehigh Tax Partners and not withdrawn.

         For additional information, contact The Herman Group, Inc., the Information Agent for the Offer by Lehigh Tax Credit Partners, at 800-243-6107.